Exhibit 12
Bristow Group Inc.
Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends
(In thousands, except ratio amounts)

	Three Months Ended		Fiscal Year Ended
	June 30,		March 31,
	2006	2005	2006	2005	2004	2003	2002
Income before provision for income taxes and minority interest	$25,888	$15,198	$74,635	$73,605	$70,609	$60,755	$63,943
Add: amortization of capitalized interest	47	34	171	102	36	—	—
Add: fixed charges (from below)	5,729	5,110	21,148	20,215	20,462	16,504	17,292
Add: equity in earnings from unconsolidated equity affiliates under (over) dividends received	845	(46)	(337)	9,802	5,114)	(4,767)	(2,455)
Less: capitalized interest	(1,049)	(482)	(2,426)	(1,284)	(1,200)	—	—

Earnings	$31,460	$19,814	$93,191	$102,440	$84,793	$72,492	$78,780

Fixed charges and preferred dividends:
Fixed charges:
Interest expense:
Interest on indebtedness (1)	$3,236	$3,708	$14,689	$15,665	$16,829	$14,904	$15,825
Capitalized	1,049	482	2,426	1,284	1,200	—	—
Interest portion of rental expense	1,444	920	4,033	3,266	2,433	1,600	1,467

Fixed charges	5,729	5,110	21,148	20,215	20,462	16,504	17,292
Preferred dividends	—	—	—	—	—	—	—

Fixed charges and preferred dividends	$5,729	$5,110	$21,148	$20,215	$20,462	$16,504	$17,292

Ratio (earnings divided by fixed charges and preferred dividends)	5.49	3.88	4.41	5.07	4.14	4.39	4.56

(1)	Includes amortization of debt issuance costs.